WORLD HEADQUARTERS
Law Department	P.O. Box 57 Pittsburgh, Pennsylvania 15230-0057
July 2, 2008
Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re:	H.J. Heinz Company Schedule 14A Filed June 13, 2008 File No. 001-03385
Dear Mr. Schwall:
     Set forth below is our response to the comment in your letter to William R. Johnson, Chairman, President, and Chief Executive Officer of H. J. Heinz Company, dated July 1, 2008. For your convenience, the staff’s comment is set forth below first in italics.
“We note that you are proposing changes to your bylaws and articles of incorporation in response to certain recent changes in corporate governance standards. Please describe the changes in the corporate governance standards and discuss the reasons why the changes caused you to seek the proposed changes to your governance documents.”
According to Risk Metrics Group, the shareholder proposals that received the highest average support in 2007 were those asking companies to eliminate supermajority requirements. We received shareholder proposals requesting elimination of the Company’s supermajority vote thresholds in our charter documents in 2005, 2007, and 2008. Last year, shareholders voted on two management proposals to reduce the same supermajority thresholds in our 2008 preliminary proxy statement; one succeeded and the other received 66% of the outstanding voting power. In light of the continued interest of shareholders, including Heinz shareholders, in this issue, and the success of last year’s management proposals to reduce supermajority provisions, the Board of Directors decided to propose the elimination of the supermajority thresholds in our charter documents.
H.J. Heinz Company, 1 PPG Place, Suite 3100, Pittsburgh, Pennsylvania 15222-5448
Telephone: 412-456-5700 / FAX: 412-456-1035

     We propose to amend our language in the preliminary proxy statement as follows:
1.	The last sentence of the third proposal would read: “Given the recent ~~changes in corporate governance standards~~ support for elimination of supermajority provisions in charter documents, the success of the Company’s proposal last year to reduce the voting power required in these provisions from 80% to 60%, and shareholder interest in this issue expressed to the Company again this year, the Board of Directors now believes that requiring a majority of the votes cast to amend these provisions is more appropriate than requiring a 60% vote of shares outstanding.”

2.	The last sentence of the fourth proposal would read: “Given the recent ~~changes in corporate governance standards~~ support for elimination of supermajority provisions in charter documents, the significant number of votes in favor of the Company’s proposal last year to reduce the threshold required by Article 7 from 80% to 60%, and shareholder interest in this issue expressed to the Company again this year, the Board of Directors now believes that requiring a majority of the votes cast to amend these provisions is more appropriate than requiring a 80% vote of shares outstanding.”
Closing Comments
     In connection with responding to your comments, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or need additional information, please contact me by telephone at (412) 456-6007 or by facsimile at (412) 456-6115.
Very truly yours,
/s/ Theodore N. Bobby
Theodore N. Bobby
Executive Vice President & General Counsel
cc:	William R. Johnson C. Moncada-Terry